Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2020 and 2019

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2020 and December 31, 2019

	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(d))	$39,092	$46,012
Accounts receivable (note 5)	66,266	66,950
Inventories (note 6)	50,440	47,806
Prepaid expenses	7,931	7,417
Total current assets	163,729	168,185
Long-term investments (note 7)	10,083	10,587
Property, plant and equipment (note 8)	54,942	58,856
Operating lease right-of-use assets (note 11)	16,213	17,524
Intangible assets (note 9)	12,307	13,075
Deferred income tax assets	4,255	1,929
Goodwill	3,043	3,110
Other long-term assets	6,503	6,660
Total assets	$271,075	$279,926
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$80,777	$86,180
Current portion of operating lease liabilities (note 11)	4,059	4,406
Current portion of long-term debt (note 12)	12,522	13,567
Current portion of long-term royalty payable (note 13)	5,948	5,936
Current portion of warranty liability (note 14)	13,402	4,505
Total current liabilities	116,708	114,594
Long-term operating lease liabilities (note 11)	12,154	13,118
Long-term debt (note 12)	37,851	35,312
Long-term royalty payable (note 13)	13,007	12,322
Warranty liability (note 14)	5,983	4,396
Deferred income tax liabilities	4,383	4,445
Other long-term liabilities	6,159	6,380
Total liabilities	196,245	190,567
Shareholders’ equity:
Share capital (note 15):
Unlimited common and preferred shares, no par value
136,465,872 (2019 - 136,416,981) common shares	1,094,720	1,094,633
Other equity instruments	7,361	6,857
Additional paid in capital	10,079	10,079
Accumulated deficit	(1,013,609)	(998,320)
Accumulated other comprehensive loss	(23,721)	(23,890)
Total shareholders' equity	74,830	89,359
Total liabilities and shareholders' equity	$271,075	$279,926
Commitments and contingencies (note 17)
Subsequent events (note 12(a))

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Daniel M. Hancock	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

	Three months ended March 31,
	2020	2019
Revenue	$67,223	$73,191
Cost of revenue and expenses:
Cost of revenue	62,948	56,036
Research and development	5,800	6,798
General and administrative	6,632	11,965
Sales and marketing	3,325	3,817
Restructuring costs	—	825
Foreign exchange loss	6,895	59
Depreciation and amortization	1,496	2,454
	87,096	81,954
Loss from operations	(19,873)	(8,763)

Income from investments accounted for by the equity method	5,367	8,655
Interest on long-term debt and accretion on royalty payable	(1,552)	(1,917)
Interest and other income, net of bank charges	85	121
Loss before income taxes	(15,973)	(1,904)
Income tax expense (recovery)	(684)	1,135
Net loss for the period	(15,289)	(3,039)
Other comprehensive loss:
Cumulative translation adjustment	169	(526)
Comprehensive loss	$(15,120)	$(3,565)

Loss per share:
Net loss per share - basic and diluted	$(0.11)	$(0.02)
Weighted average common shares outstanding:
Basic and diluted	136,429,224	133,449,211

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2020 and 2019

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issue of common shares on exercise of share units	137,025	352	(352)	—	—	—	—
Stock-based compensation	—	—	396	—	—	—	396
Net loss for the period	—	—	—	—	(3,039)	—	(3,039)
Other comprehensive loss	—	—	—	—	—	(526)	(526)
March 31, 2019	133,517,924	$1,087,420	$12,992	$10,079	$(1,001,400)	$(21,584)	$87,507

January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issue of common shares on exercise of share units	48,891	87	(87)	—	—	—	—
Stock-based compensation	—	—	591	—	—	—	591
Net loss for the period	—	—	—	—	(15,289)	—	(15,289)
Other comprehensive income	—	—	—	—	—	169	169
March 31, 2020	136,465,872	$1,094,720	$7,361	$10,079	$(1,013,609)	$(23,721)	$74,830

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2020 and 2019

	Three months ended March 31,
	2020	2019
Cash flows from (used in) operating activities:
Net loss for the period	$(15,289)	$(3,039)
Items not involving cash:
Depreciation and amortization	3,369	4,330
Stock-based compensation expense	624	396
Unrealized foreign exchange loss	6,895	59
Deferred income tax	(2,141)	—
Income from investments accounted for by the equity method	(5,367)	(8,655)
Interest on long-term debt and accretion of royalty payable	1,552	1,917
Change in inventory write-downs to net realizable value	(317)	148
Change in bad debts expense	38	387
Restructuring obligations	—	224
Net cash used before working capital changes	(10,636)	(4,233)

Changes in non-cash operating working capital:
Accounts receivable	576	(12,009)
Inventories	(3,727)	(2,182)
Prepaid and other assets	(640)	(1,495)
Accounts payable and accrued liabilities	(7,197)	2,737
Deferred revenue	1,501	2,335
Warranty liability	10,315	(400)
Net cash used in operating activities	(9,808)	(15,247)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,624)	(2,013)
Dividends received from joint ventures	5,823	5,990
Net cash from investing activities	4,199	3,977
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(11,717)	(5,608)
Drawings on operating lines of credit	11,070	2,039
Net cash used in financing activities	(647)	(3,569)
Effect of foreign exchange on cash and cash equivalents	(664)	(318)
Decrease in cash and cash equivalents	(6,920)	(15,157)
Cash and cash equivalents, beginning of period (including restricted cash)	46,012	61,119
Cash and cash equivalents, end of period (including restricted cash)	$39,092	$45,962

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2020 and 2019

	Three months ended March 31,
	2020	2019
Supplementary information:
Interest paid	$1,925	$2,256
Taxes paid (refund), net of refunds	(187)	6

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. COVID-19 impact and going concern:

(a)    Impact of COVID-19

The emergence of COVID-19 has had and continues to have an adverse impact on the Company's business, including the disruption of production and end customer demand. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of the Company's production is from three facilities in Northern Italy, and sales from these facilities are primarily in western and eastern Europe. The Company's Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty Original Equipment Manufacturer ("OEM") business and provides assembly services for the heavy-duty OEM business. The Company's Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the Independent Aftermarket ("IAM"), Delayed OEM ("DOEM"), electronics, and OEM businesses.

In addition to the Company's production facilities, its European High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread COVID-19. Although the Company's launch partner reopened its production facilities in late April, it is anticipated that end customer demand will be lower than pre-COVID-19 levels for the remainder of 2020.

At this time, customer demand for the Company's products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and the post-pandemic market weakness. The Company's consolidated sales in the first quarter of 2020 declined as a result of COVID-19 and the Company expects that the pandemic will materially impact its results of operations during the remainder of 2020, with the most significant impact to be realized in the second quarter of 2020.

The Company's light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Consumer confidence levels have deteriorated and are likely to remain at low levels despite the resumption of economic activity in many major vehicle markets.

The Company believes that its heavy-duty business and its Cummins Westport Inc. ("CWI") business will be less impacted than the IAM and light-duty OEM businesses. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

The certification of the Weichai Westport Inc. ("WWI") HPDI engine through a multi-step, multi-party activity was delayed in the first quarter given the early impact of COVID-19 in China. The Company anticipates certification within 2020.
In response to COVID-19, the Company has implemented a number of austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Company is working with its key lenders and previously announced $6,000 in principal deferrals on its term loan with Export Development Canada ("EDC") and a Euro 5,000 government backed loan in our Emer subsidiary. The Company expects to secure additional financing through government backed liquidity programs and is also participating in government wage-subsidy and other support programs in the countries where it operates. The Company's liquidity is discussed below.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

2. COVID-19 and going concern (continued):

(b)    Liquidity and Going Concern

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern. At March 31, 2020, the Company's net working capital was $47,021 including cash and cash equivalents of $39,092. The Company's long-term debt, including the royalty payable, was $69,328, of which $15,560 matures in 2020 and $46,148 matures by June 30, 2021. The Company has another $2,463 in cash pledged to the repayment of the debt it holds in its Italian subsidiaries recorded in other long-term assets. The Company incurred a loss of $15,289 for the three months ended March 31, 2020 (income from continuing operations of $188 for fiscal 2019) and negative cash flows from operating activities of $9,808 for the three months ended March 31, 2020 (net cash used in operating activities of continuing operations of $15,685 for fiscal 2019) and has accumulated a deficit of $1,013,609 since inception.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)	The Company has three significant debt and royalty obligations combining to approximately $28,768 coming due in the next twelve months, as follows:

(i)	Royalty payable payment of $7,268 to Cartesian Capital Group ("Cartesian") in April 2021;

(ii)	EDC principal payments totaling $4,000 to EDC in March 2021 and June 2021; and

(iii)
Convertible debt of $17,500 maturing in June 2021. This debt is convertible into common shares of Westport Fuel Systems ("Common Shares") at the option of the holder at a conversion price of $2.17 per Common Share. If the Company's shares remain below this price, the Company expects such debt to remain unconverted and would have to repay the principal amount in cash.

(b)    Forecast operating results

The Company recorded positive net income in 2019 and had expected to improve upon these achievements in 2020. However, as previously described, the impact of COVID-19 has had a significant impact on the Company’s 2020 outlook. The Company expects that this impact will be most acute in the second and third quarter of this year, with improved revenue and earnings levels in late 2020 and into 2021.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

2. COVID-19 and going concern (continued):

Management's plans

The Company plans to alleviate or mitigate the substantial doubt of operating as a going concern through the following actions:

(a)    Debt financing

The Company is in discussions with current lenders to re-finance existing debt and to obtain additional financing. Some positive developments have already resulted from these discussions. In March 2020, EDC allowed the Company to defer $6,000 in principal payments due in 2020 to 2021 and 2022. The Canadian and Italian governments have both introduced new lending programs for corporations to draw upon to improve liquidity and spur capital investment as a response to the economic downturn caused by COVID-19. The Company is eligible for these loan facilities and is pursuing loans in both jurisdictions. On May 28, 2020 the Company announced that it has obtained a Euro 5,000 loan from UniCredit under the Italian Government program named Decreto Liquidita (see note 12(a) in these condensed consolidated interim financial statements). In addition, the Company is in advanced discussions with EDC for a $10,000 bridge facility.

(b) Operating results and government wage subsidies

As discussed, the Company's operating results for 2020 will be significantly impacted by COVID-19. In response to COVID-19, the Company has implemented a number of austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Company is also participating in government wage-subsidy and other support programs in the countries where it operates that will benefit the second quarter of 2020.
The Company is also evaluating future cash flows from the CWI joint venture with the termination of the joint venture term scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport receiving $25,045 as dividends in 2019 (2018 - $23,191). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to the joint venture’s intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 7(a) in our condensed consolidated interim financial statements for additional details related to the CWI joint venture.
Management's conclusion and assessment
Although the Company believes that the cash on hand at March 31, 2020, the initiatives underway to facilitate repayment of debt and royalty obligations, and measures to mitigate the impact of COVID-19 will provide the cash flow necessary to fund operations over the next year to June 30, 2021, there remains substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements are issued. The Company cautions readers of its financial statements and its Management's Discussion and Analysis ("MD&A") that there is no absolute assurance that the Company will be able to raise the financing necessary, or mitigate the impact of COVID-19, under satisfactory terms and conditions, to continue as a going concern. If, as a result of future events, the Company was to determine that it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying condensed consolidated financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These condensed consolidated interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2019.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2020 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States dollar ("U.S. dollar"), Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2019
Canadian dollar	0.70	0.77	0.74	0.75
Euro	1.10	1.12	1.10	1.14
Argentina Peso	0.02	0.02	0.02	0.03
RMB	0.14	0.14	0.14	0.15
Swedish Krona	0.10	0.11	0.10	0.11
Indian Rupee	0.0133	0.0140	0.0138	0.0142

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

3. Basis of preparation (continued):
(c)     Cartesian:

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 7(b), 12(c) and 13 for additional details of Cartesian’s investments in the Company.

(d)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at March 31, 2020 include restricted cash of $2,104 (December 31, 2019 - $2,279). Restricted cash at March 31, 2020 and at December 31, 2019 is related to cash used to secure a letter of credit.

4. Accounting changes:

New accounting pronouncements adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaced the former incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The adoption of this guidance in the first quarter of 2020 did not result in any material impact to the Company's consolidated financial statements.

5. Accounts Receivable:

	March 31, 2020	December 31, 2019
Customer trade receivables	$62,165	$62,974
Other receivables	9,511	9,092
Income tax receivable	37	475
Due from related parties (note 7(a))	339	272
Allowance for doubtful accounts	(5,786)	(5,863)
	$66,266	$66,950

6. Inventories:

	March 31, 2020	December 31, 2019
Purchased parts	$34,875	$32,814
Work-in-process	2,930	2,854
Finished goods	12,635	12,134
Inventory on consignment	—	4
	$50,440	$47,806

During the three months ended March 31, 2020, the net change in inventory provision to net realizable value is a recovery of $317 (three months ended March 31, 2019 - write-down of $148).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

7. Long-term investments:

	March 31, 2020	December 31, 2019
Cummins Westport Inc. (a)	$7,332	$7,850
Weichai Westport Inc. (b)	1,824	1,824
Other equity-accounted investees	927	913
	$10,083	$10,587

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2020, the Company recognized its share of CWI’s income of $5,304 (three months ended March 31, 2019 - $8,602) in income from investments accounted for by the equity method.

As at March 31, 2020, the Company has a related party accounts receivable balance of $339 due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2020	December 31, 2019
Current assets:
Cash and short-term investments	$94,909	$90,296
Accounts receivable	859	1,363
Long-term assets:
Property, plant and equipment	783	844
Deferred income tax assets	21,130	21,322
Total assets	$117,681	$113,825
Current liabilities:
Current portion of warranty liability	$19,885	$19,816
Current portion of deferred revenue	15,757	16,678
Accounts payable and accrued liabilities	9,006	3,858
	44,648	40,352
Long-term liabilities:
Warranty liability	29,404	30,463
Deferred revenue	25,165	23,667
Other long-term liabilities	3,788	3,631
	58,357	57,761
Total liabilities	$103,005	$98,113

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

7. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Three months ended March 31,
	2020	2019
Product revenue	$47,546	$61,949
Parts revenue	29,122	30,309
	76,668	92,258
Cost of revenue and expenses:
Cost of product and parts revenue	55,027	64,414
Research and development	4,465	3,671
General and administrative	428	572
Sales and marketing	3,387	3,897
Foreign exchange (gain) loss	(79)	3
	63,228	72,557
Income from operations	13,440	19,701
Interest and investment income	498	768
Income before income taxes	13,938	20,469

Income tax expense	3,330	3,265
Net income	$10,608	$17,204

(b)    Weichai Westport Inc.:

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is
currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

8. Property, plant and equipment:

		Accumulated	Net book
March 31, 2020	Cost	depreciation	value
Land and buildings	$4,466	$1,597	$2,869
Computer equipment and software	5,391	4,251	1,140
Furniture and fixtures	3,853	3,384	469
Machinery and equipment	89,548	42,819	46,729
Leasehold improvements	11,346	7,611	3,735
	$114,604	$59,662	$54,942

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Land and buildings	$4,764	$1,565	$3,199
Computer equipment and software	5,601	4,521	1,080
Furniture and fixtures	4,213	3,715	498
Machinery and equipment	91,926	41,775	50,151
Leasehold improvements	11,463	7,535	3,928
	$117,967	$59,111	$58,856

9. Intangible Assets:

		Accumulated	Net book
March 31, 2020	Cost	amortization	value
Brands, patents and trademarks	$19,925	$9,345	$10,580
Technology	5,319	4,833	486
Customer contracts	11,867	10,626	1,241
Other intangibles	321	321	—
Total	$37,432	$25,125	$12,307

		Accumulated	Net book
December 31, 2019	Cost	amortization	value
Patents and trademarks	$20,386	$9,333	$11,053
Technology	5,457	4,917	540
Customer contracts	12,150	10,668	1,482
Other intangibles	328	328	—
Total	$38,321	$25,246	$13,075

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

10. Accounts payable and accrued liabilities:

	March 31, 2020	December 31, 2019
Trade accounts payable	$55,830	$60,170
Accrued payroll	15,591	15,906
Taxes payable	4,397	3,497
Deferred revenue	2,347	2,717
Accrued interest	519	1,568
Due to related parties	576	794
Other payables	1,517	1,528
	$80,777	$86,180

11. Operating lease right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2020 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 5.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended March 31,
	2020	2019
Operating lease cost:
Amortization of right-of-use assets	$687	$885
Interest	154	245
Total lease cost	$841	$1,130

The maturities of lease liabilities as at March 31, 2020 are as follows:

The remainder of 2020	$3,150
2021	3,638
2022	3,562
2023	2,584
2024	2,008
Thereafter	3,764
Total undiscounted cash flows	18,706
Less imputed interest	(2,493)
Present value of operating lease liabilities	16,213
Less: current portion	(4,059)
Long term operating lease liabilities	$12,154

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

12. Long-term debt:

	March 31, 2020	December 31, 2019
Term loan facilities, net of debt issuance costs (a)	$21,586	$22,207
Senior financing (b)	2,457	2,504
Convertible debt (c)	17,444	17,431
Other bank financing (d)	7,435	5,105
Capital lease obligations (e)	1,451	1,632
Balance, end of period	50,373	48,879
Current portion	(12,522)	(13,567)
Long-term portion	$37,851	$35,312

(a)    The Company has three separate term loans: one with EDC and two with UniCredit S.p.A. ("UniCredit"). On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to the loan which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020 to recommence payment quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. As at March 31, 2020, the amount outstanding for this loan was $13,360, net of issuance costs. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM S.r.L. and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 2.3% and interest is paid quarterly. This loan matures on December 31, 2023. As at March 31, 2020, the amount outstanding for this loan was $5,150 compared to $5,569 as at December 31, 2019, and was secured by a cash pledge of $1,540, with these restricted funds being recorded in other long-term assets.

On November 28, 2019, the Company entered into a second Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 1.8% and interest is paid quarterly. This loan matures on September 30, 2023. As at March 31, 2020, the amount outstanding for this loan was $3,076 compared to $3,369 as at December 31, 2019, and was secured by a cash pledge of $923, with these restricted funds also being recorded in other long-term assets.

On May 20, 2020, the Company entered into a Euro denominated loan agreement with UniCredit for the amount of €5,000. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidita.

(b)     The senior financing facility was renewed on March 24, 2017. This Euro denominated loan bears interest at an annual rate equal to the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. This loan matures on December 31, 2022. The Company has pledged its interest in Emer S.p.A. as a general guarantee for its senior revolving financing.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December
31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

12. Long-term debt (continued):
(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 1.3% to 12.0%.

The principal repayment schedule of the senior financings and convertible debt are as follows as at March 31, 2020:

	Term loan facilities	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2020	$1,708	$727	$—	$6,694	$483	$9,612
2021	9,926	816	17,444	247	521	28,954
2022	7,915	914	—	247	261	9,337
2023	2,037	—	—	247	148	2,432
2024 and thereafter	—	—	—	—	38	38
	$21,586	$2,457	$17,444	$7,435	$1,451	$50,373

13. Long-term royalty payable:

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Amounts due to Cartesian are secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allowed the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Pursuant to the terms of such agreement, Cartesian was paid 15% of the net proceeds from those asset sales which were completed and consented to in the agreement, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at March 31, 2020, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $12,137.

A continuity schedule of the long-term royalty payable is as follows:

	March 31, 2020	December 31, 2019
Balance, beginning of period	$18,258	$20,935
Accretion expense	697	3,357
Repayment	—	(6,034)
Balance, end of period	18,955	18,258
Current portion	(5,948)	(5,936)
Long-term portion	$13,007	$12,322

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

13. Long-term royalty payable (continued):
The minimum repayments including interest are as follows, for the twelve months ending March 31:

2021	$5,948
2022	7,268
2023	5,103
2024	1,162
2025	1,637
2026	5,122
$26,240

14. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2020	December 31, 2019
Balance, beginning of period	$8,901	$4,941
Warranty claims	(247)	(1,863)
Warranty accruals	10,932	6,794
Change in estimate	(29)	(481)
Impact of foreign exchange changes	(172)	(490)
Balance, end of period	19,385	8,901
Less: current portion	(13,402)	(4,505)
Long-term portion	$5,983	$4,396

During the first quarter of 2020, the Company recorded $9,962 warranty accrual related to a field service campaign for the replacement of the pressure release device the Company manufactures and sells to OEM customers. No safety events or field performance issues have been identified from this product. The Company expects to recover 70% of the expense from insurance recovery during the fourth quarter of the year. The estimated insurance recovery has not been recorded in these condensed consolidated financial statements due to the early stage of the insurance claim review.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

15. Share capital and other stock-based plans:

During the three months ended March 31, 2020, the Company issued 48,891 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2019 – 137,025 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2020, the Company recognized $624 (three months ended March 31, 2019 - $396) of stock-based compensation associated with the Westport Omnibus Plan.

A continuity of the Units issued under the Westport Omnibus Plan as of March 31, 2020 and March 31, 2019 are as follows:

	Three months ended March 31, 2020		Three months ended March 31, 2019
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,777,941	$3.19	2,667,403	$6.00
Granted	56,951	1.40	27,013	3.83
Exercised	(48,891)	2.41	(137,025)	3.40
Forfeited/expired	(10,117)	3.35	—	—
Outstanding, end of period	1,775,884	$3.16	2,557,391	$4.47
Units outstanding and exercisable, end of period	9,123	$2.41	2,104,696	$4.68

During the three months ended March 31, 2020, 56,951 (2019 - 27,013) share units were granted to directors and employees. This included 36,051 restricted share units ("RSUs") (2019 - 27,013) and 20,900 performance share units ("PSUs") (2019 - nil). Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time - it depends on future performance and other conditions tied to the payout of the PSU.

As at March 31, 2020, $2,140 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized over the remainder of the vesting period.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

15. Share capital and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2020 was as follows:

March 31, 2020
(CDN $)
Share units:
Outstanding	$2,317
Exercisable	12

(c)    Stock-based compensation:

Stock-based compensation associated with the Westport Omnibus Plan is included in operating expenses as follows:

	Three months ended March 31,
	2020	2019
Cost of revenue	$12	$—
Research and development	48	74
General and administrative	507	292
Sales and marketing	57	30
	$624	$396

16. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Refer to note 7(a) for the related party transactions with CWI, and notes 12(c) and 13 for transactions with Cartesian.

17. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

18. Segment information:

Effective January 2020, the Company modified the reporting of business segments to allow for increased transparency into the Company's customer channels and the respective products the Company sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change.

Under the new organization structure, the Company manages and report the results of its business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

Financial information by business segment as follows:

	Three months ended March 31, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$34,272	$(14,473)	$1,847	$63
IAM	32,951	4,759	1,461	—
Corporate	—	(10,159)	61	5,304
CWI - 50%	38,334	6,720	31	—
Total Segment	105,557	(13,153)	3,400	5,367
Less: CWI - 50%	(38,334)	(6,720)	(31)	—
Total Consolidated	$67,223	$(19,873)	$3,369	$5,367

	Three months ended March 31, 2019
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$39,011	$(2,741)	$2,812	$53
IAM	34,180	2,242	1,439	—
Corporate	—	(8,264)	79	8,602
CWI - 50%	46,129	9,850	76	—
Total Segment	119,320	1,087	4,406	8,655
Less: CWI - 50%	(46,129)	(9,850)	(76)	—
Total Consolidated	$73,191	$(8,763)	$4,330	$8,655

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

18. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers and presented as a percentage of the Company's product and service revenues as follows:

	% of total revenue
	Three months ended March 31,
	2020	2019
Europe	66%	63%
Americas	17%	18%
Asia	8%	10%
Others	9%	9%

As at March 31, 2020, total long-term investments of $9,156 (December 31, 2019 - $9,850) was allocated to the Corporate segment and $927 (December 31, 2019 - $737) was allocated to the OEM segment.

Total assets are allocated as follows:

	March 31, 2020	December 31, 2019
OEM	$122,376	$132,179
IAM	120,107	119,769
Corporate	28,592	27,978
CWI - 50%	58,841	56,913
	$329,916	$336,839
Less: CWI - 50%	(58,841)	(56,913)
Total consolidated assets	$271,075	$279,926

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

19. Financial instruments:

(a)    Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

(b)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2020, the Company has $39,092 of cash, cash equivalents and short-term investments, including restricted cash of $2,104.

The following are the contractual maturities of financial obligations as at March 31, 2020:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$80,777	$80,777	$80,777	$—	$—		$—
Term loan facilities (note 12 (a))	21,586	25,399	5,460	17,888	2,051		—
Senior financing (note 12 (b))	2,457	2,802	798	1,904	100		—
Convertible debt (note 12 (c))	17,444	19,335	1,572	17,763	—	—	—
Other bank financing (note 12 (d))	7,435	7,444	6,698	499	247		—
Long-term royalty payable (note 13)	18,955	26,238	5,948	12,370	2,798	—	5,122
Capital lease obligations (note 12 (e))	1,451	1,556	492	840	224		—
Operating lease obligations	16,213	18,706	3,150	7,200	4,592		3,764
	$166,318	$182,257	$104,895	$58,464	$10,012		$8,886

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2020 and 2019

19. Financial Instruments (continued):

(c)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in CWI, WWI and other investments. CWI is accounted for using the equity method. WWI and other investments is accounted for at fair value.

The carrying values reported in the condensed consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities included in the long-term debt (note 12(a)) does not materially differ from its fair value as at March 31, 2020. The carrying value reported in the condensed consolidated balance sheet for senior financing (note 12(b)) approximates their fair value as at March 31, 2020, as the interest rates on the debt are floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2020, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.